Lexaria Bioscience Corp.

100-740 McCurdy Road, Kelowna

British Columbia, Canada, V1X 2P7

May 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Lexaria Bioscience Corp
Registration Statement on Form S-1, as amended
Initially filed on April 3, 2023, as amended on April 28, 2023
File No. 333-271096 (the “Registration Statement”)
Withdrawal Request for Acceleration

Ladies and Gentlemen:

We hereby request the withdrawal of our request for acceleration, dated May 3, 2023, of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-271096) that was requested to become effective at 9:00 a.m. Eastern Time, on May 5, 2023, or as soon thereafter as practicable. We hereby respectfully withdraw this acceleration request at this time.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Sichenzia Ross Ference LLP, attention: Avital Perlman, Esq. at (212) 930-9700.

Very truly yours,

LEXARIA BIOSCIENCE CORP

By:	/s/ Christopher Bunka
Christopher Bunka
Chief Executive Officer